OSPREY VENTURES, INC.

September 05, 2008

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	Osprey Ventures, Inc.
Registration Statement on Form S-1 Filed on September 05, 2008
File Number 333-148625

We have noted the S.E.C.’s oral request to correct the total in the “proposed maximum aggregate offering price” under the calculation of the registration fee in our S-1 filing of August 19, 2008 and have changed it from $155,000 to $210,00. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing.

Yours truly,
OSPREY VENTURES, INC.

/s/ “Bruce D. Jackson”

Bruce D. Jackson
President

88 – West 44th Avenue, Vancouver, B.C. V5Y 2V1 Canada
Phone: (604) 738-0540 Fax: (604) 661-0759 e-mail: ospreyventures@gmail.com